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                         To: BUSINESS WIRE        AMY LYNCH
                         Fax#: 312-573-0019       Ph.#: 888-292-4446

                         PRESS RELEASE (#1)       September 6, 2000

Contact:  M. Gregory M. Shepard
          Chairman and President
          American Union Insurance Company
          Phone: (309) 827-5968

MERIDIAN INSURANCE GROUP ACQUISITION CORPORATION DEMANDS THAT DIRECTORS OF MERIDIAN INSURANCE GROUP, INC. RECEIVE NO ADVANCE PAYMENTS OF INDEMNIFICATION UNTIL SPECIAL COUNSEL INVESTIGATES ACTIVITIES OF DIRECTORS

Today, Wednesday, September 6, 2000, Meridian Insurance Group Acquisition Corporation, through Gregory M. Shepard, its Chairman and President, issued a letter to Ms. Norma J. Oman, the President and Chief Executive Officer of Meridian Insurance Group, Inc. demanding that no advance payments of indemnification be made to directors of Meridian Insurance Group, Inc. until a special counsel investigates the activities of each director of Meridian Insurance Group, Inc.

The contents of the letter are as follows:

     Ms. Norma J. Oman
     President and Chief Executive Officer
     Meridian Insurance Group, Inc.
     2955 North Meridian Street
     Indianapolis, Indiana


     Dear Norma:

          As you know, American Union Insurance Company, Meridian Insurance Group Acquisition Corporation, and I have sued Meridian Insurance Group, Inc. ("MIGI") and its directors. One of our complaints is that MIGI and its board "tricked" the MIGI shareholders into opting back into of the Indiana Control Share Acquisitions Statute (Ind. Code Ann. (S)23-1-42-1 et seq.) and the Indiana Business Combinations Statute (Ind. Code Ann. (S)23-1-43-1 et seq.) (collectively, the "Indiana Anti-Takeover Statutes"). MIGI and its directors tricked the shareholders of MIGI by disseminating a proxy statement, which was filed on April 7, 1997 with the Securities and Exchange Commission, which discussed, inter alia, an amendment of MIGI's Articles of Incorporation to incorporate a new class of preferred stock, while failing to discuss MIGI's intentions to opt back into of the Indiana Anti-Take-Over Statutes.
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          No doubt your directors will ask MIGI to indemnify them and advance expenses incurred in defending the lawsuit. Consequently, I draw your attention to Section 7.01 of the Restated Articles of Incorporation of Meridian Insurance Group, Inc., which states, in relevant part,

          "Every director of the Corporation shall be indemnified by the Corporation . . . provided that it is determined in the specific case that indemnification of such person is permissible in the circumstances because such person has met the standard of conduct for indemnification specified in the Act. . . . (underline added).  Upon demand for indemnification or advancement of expenses, as the case may be, the Corporation shall determine whether such person is entitled thereto in accordance with the procedures specified in the Act."

          As an approximately 20% shareholder in MIGI, I am demanding that MIGI not advance any payment for indemnification or advancement of expenses to MIGI's directors until and unless there is full compliance with the procedures outlined in the Indiana Business Corporation Law, particularly, Ind. Code Ann. (S)23-1-37-1 et seq. (the "Act"). In particular, I remind you that the Act specifies that indemnification and advancement of expenses is appropriate only if the directors acted in good faith. In accordance with the Act, the determination of good faith for each director must be made either (i) by a special legal counsel selected by a majority vote of the full board of directors or (ii) by MIGI's shareholders that are not parties to the lawsuit.

          Additionally, before any payment for indemnification or advancement of expenses is made to MIGI's directors, each director must furnish MIGI a written affirmation of such director's good faith belief that he or she has met the statutorily required standard of conduct and that he or she will repay the advance if it is ultimately determined that the director did not meet the standard of conduct.

          I submit to you that MIGI and the board's tricking and deceiving shareholders and filing a false statement with the Indiana Secretary of State can never be construed as good faith.

          I demand that, before any payments for indemnification or advancement of expenses is made to any director, (i) each director submit the written affirmation required by the Act and (ii) a special independent counsel of national standing be selected in accordance with the Act to investigate whether MIGI and each of its directors acted in good faith and met the standard articulated in the Act, and to write an opinion as to whether expenses should be advanced to the directors, and that this opinion and the results of its investigation be disseminated to all shareholders.

                                   Very truly yours,
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                                   /s/ Gregory M. Shepard

                                   Gregory M. Shepard


     cc: Meridian Board of Directors
     Securities and Exchange Commission

     On Thursday, August 31, 2000, American Union Insurance Company commenced a cash tender offer for all of the common stock of Meridian Insurance Group, Inc., for $20 per share, which represented a 57% premium based on the closing share price on August 29, 2000.

     The offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the offer a number of common shares which, together with the 1,588,400 common shares [20.23% of the June 30, 2000 outstanding] owned by Shepard, constitute at least 50.1% of the voting securities of Meridian Insurance Group Inc. outstanding or issuable under the company's stock option plans, (2) Meridian's redemption of its preferred share purchase rights, (3) American Union being satisfied, in its sole discretion, that the provisions of the Indiana Business Combination chapter are inapplicable to the offer and the proposed merger described herein, (4) American Union being satisfied, in its sole discretion, that the provisions of the Indiana Control Share Acquisitions chapter are inapplicable to the offer and the proposed merger described herein, (5) American Union having obtained all insurance regulatory approvals necessary for their acquisition of control of Meridian and its insurance subsidiaries and affiliates on terms and conditions satisfactory to American Union, in its sole discretion, and (6) America Union obtaining financing.

     The offer and its withdrawal rights will expire at 5:00 P.M., New York City time, on September 29, 2000, unless the offer is extended. The offer is being made through a wholly owned subsidiary of American Union.

     The Depositary and Information Agent for the offer is ChaseMellon Shareholder Services, L.L.C., 44 Wall Street, 7th Floor, New York, New York, 10005, Call Toll-Free (888) 451-6741.

     American Union Insurance Company is a Bloomington, Illinois based property and casualty insurance company originally chartered in 1916 by L.F. Shepard as Union Automobile Insurance Association. The present name was adopted in 1998. Today 50% of American Union's common stock is owned by Gregory M. Shepard and 50% by Tracy M. Shepard, who are brothers.